UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release along with material change report dated September 2, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

September 4, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

PRESS RELEASE

Change in senior management

__________________________________________________

ATD.A, ATD.B / TSX

Laval, September 2, 2008 — Alimentation Couche-Tard Inc. announces that, upon 25 years of collaboration and loyal services, Mr. Richard Fortin is stepping down as Chief Financial Officer effective today and will continue to sit on the Executive Committee. Effective October 12, 2008, he will become Chairman of the Board of the Company. Mr. Alain Bouchard, currently acting as Chairman of the Board, President and Chief Executive Officer shall retain the latter position as President and CEO. Mr. Raymond Paré, currently Vice President, Corporate Finance and Treasurer, will be promoted to the position of Vice President and Chief Financial Officer.

“I carefully weighed and prepared this change which meets two key objectives: I will be free to devote more time to personal ventures while continuing to actively contribute to the Company’s strategic direction ranging from development to financials”, declared Richard Fortin, Executive Vice President and Chief Financial Officer.

“We are delighted that Mr. Fortin agreed to remain in an active capacity as Chairman while also continuing to sit on the Executive Committee. As a result, we can still tap into his tremendous experience and knowledge of the convenience industry”, said Alain Bouchard, Chairman of the Board and CEO.

Mr. Bouchard also noted that Mr. Raymond Paré’s new role underscores the Company’s dedication to promote talents within its own ranks when possible and to ensure a seamless transition as the Company continues to grow. Mr. Paré joined Couche-Tard five years ago and has since been working closely with Mr. Fortin on all major company initiatives. More recently, Mr. Paré successfully headed a number of key projects, namely by monetizing certain property holdings and increasing the Company’s credit facilities which he had previously obtained. Regarded as a highly skilled manager, he built his reputation by focusing on flawless execution and delivering results. Under Mr. Paré’s lead, our discipline and financial strength will remain intact.

“I am thrilled by this token of trust in my abilities. It was an honor to work alongside Mr. Fortin for so many years and I look forward to counting on his savvy advice in the future”, said Mr. Paré.

Mr. Raymond Paré began his professional career at Ernst & Young as a Chartered Accountant and thereafter held several positions in financial and operational management, amongst other companies; at JAC Canada / USA Inc. and at Bombardier Inc., in the Aerospace Division. Mr. Paré graduated in 2007 with a MBA for management in Financing and a B.A. in Accounting in 1992 from the Université du Québec à Montréal, and he officially became a Chartered Accountant in 1994.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,395 convenience stores, 3,556 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 33 states and three in Canada covering ten provinces. More than 46,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
w ww.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2

Date of Material Change

September 2, 2008; and
October 12, 2008

Item 3

News Release

The material change was disclosed in a press release dated September 2, 2008 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4

Summary of Material Change

Alimentation Couche-Tard announces the nomination of a new Chairman of the Board of Directors and a new Chief Financial Officer.

Item 5

Full Description of Material Change

Alimentation Couche-Tard Inc. announces that, upon 25 years of collaboration and loyal services, Mr. Richard Fortin is stepping down as Chief Financial Officer effective today and will continue to sit on the Executive Committee. Effective October 12, 2008, he will become Chairman of the Board of the Company.  Mr. Alain Bouchard, currently acting as Chairman of the Board, President and Chief Executive Officer shall retain the latter position as President and CEO. Mr. Raymond Paré, currently Vice President, Corporate Finance and Treasurer, will be promoted to the position of Vice President and Chief Financial Officer.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 8

Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9

Date of Report

September 3, 2008

ALIMENTATION COUCHE-TARD INC.

Signed by:

/s/ Sylvain Aubry

Name:

Sylvain Aubry

Title:

Senior Director, Legal Affairs and Corporate Secretary